                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   109178 10 3
                                 (CUISP Number)


                                GREG R. HULLINGER
                                    PRESIDENT
                               SHELL CAPITAL INC.
                         910 LOUISIANA STREET, ROOM 4684
                            HOUSTON, TEXAS 77002-2463
                                 (713) 241-2386
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               SEPTEMBER 22, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-l(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP NO.: 109178103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    SHELL CAPITAL INC.

    I.R.S. Identification No. of above person (entities only).
    76-0555907
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8.  Shared Voting Power
   Each
 Reporting          -0-
  Person       -----------------------------------------------------------------
   With         9.  Sole Dispositive Power

                    -0-
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     -0-
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.: 109178103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    SHELL OIL COMPANY(1)

    I.R.S. Identification No. of above person (entities only).
    Not applicable.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8.  Shared Voting Power
   Each
 Reporting          -0-
  Person       -----------------------------------------------------------------
   With         9.  Sole Dispositive Power

                    -0-
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     -0-
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------


(1) Shell Capital Inc. is wholly owned by Shell Oil Company. Therefore, Shell Oil Company may be deemed to be the beneficial owner of the shares of Common Stock acquired by Shell Capital Inc. Thus, Shell Oil Company is filing this
Schedule 13D jointly with Shell Capital Inc.

                                  SCHEDULE 13D

CUSIP NO.: 109178103

--------------------------------------------------------------------------------
1.  Name of Reporting Person
    SHELL PETROLEUM INC.(1)

    I.R.S. Identification No. of above person (entities only).
    Not applicable.
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds

    OO
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    DELAWARE
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
   Shares           -0-
Beneficially   -----------------------------------------------------------------
  Owned by      8.  Shared Voting Power
   Each
 Reporting          -0-
  Person       -----------------------------------------------------------------
   With         9.  Sole Dispositive Power

                    -0-
               -----------------------------------------------------------------
               10.  Shared Dispositive Power

                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned By Each Reporting Person

     -0-
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     -0-
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     CO
--------------------------------------------------------------------------------


(1) Shell Oil Company, the parent of Shell Capital Inc., is a wholly-owned subsidiary of Shell Petroleum Inc. Therefore, Shell Petroleum Inc. may be deemed to be the beneficial owner of the shares of Common Stock acquired by Shell Capital Inc. Thus, Shell Oil Company is filing this Schedule 13D jointly with Shell Capital Inc.

ITEM 1.    SECURITY AND ISSUER

         This amendment to Schedule 13D (the "Amendment") amends and restates the amended and restated Schedule 13D filed by Shell Capital Inc. ("Shell Capital"), Shell Oil Company and Shell Petroleum Inc. (collectively, the "Reporting Persons") with the Securities and Exchange Commission on November 6, 2000. This Amendment relates to a series of transactions pursuant to which Shell Capital received 550,000 shares of common stock, par value $0.01 ("Common Stock"), of Brigham Exploration Company, a Delaware corporation (the "Issuer"), in exchange for the termination of warrants to purchase 6,730,769 shares of Common Stock and the termination of Shell Capital's right to convert $30,000,000 in loans outstanding under the Issuer's senior credit facility into shares of Common Stock. Such transaction was consummated pursuant to that certain Exchange Agreement, dated as of November 21, 2002, by and among the Issuer, Brigham Oil & Gas, L.P. and Shell Capital (the "Exchange Agreement"). This Amendment also relates to the sale by Shell Capital of the 550,000 shares of Common Stock described above on September 22, 2003 pursuant to a registration statement filed by the Issuer with the Securities and Exchange Commission on Form S-2. The principal executive offices of the Issuer are located at 6300 Bridge Point Parkway, Building 2, Suite 500, Austin, Texas 78730.

ITEM 2.    IDENTITY AND BACKGROUND

         This Amendment is being filed by the Reporting Persons.

         Shell Capital is a wholly-owned subsidiary of Shell Oil Company which is a wholly-owned subsidiary of Shell Petroleum Inc. The principal business of Shell Capital is investment activities. Shell Capital is organized under the laws of the State of Delaware and the address of its principal place of business and its principal office is 910 Louisiana, Suite 5000, Houston, Texas 77252-2463.

         Shell Oil Company, including its equity companies, is engaged, principally in the United States, in the exploration for, and development, production, purchase, transportation and marketing of, crude oil and natural gas, and the purchase, manufacture, transportation and marketing of oil and chemical products. In addition, Shell Oil is engaged in the exploration for, and production of, crude oil and natural gas outside the United States on a limited and selected basis. Shell Oil Company is organized under the laws of the State of Delaware and the address of its principal place of business and its principal office is One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

         Shell Petroleum Inc. is a holding company. Shell Petroleum Inc. is organized under the laws of the State of Delaware and the address of its principal place of business and its principal office is One Shell Plaza, 910 Louisiana, Houston, Texas 77002.

         The shares of Shell Petroleum Inc. are directly or indirectly owned 60% by N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company), the Hague, the Netherlands, and 40% by The "Shell" Transport and Trading Company, p.l.c. These companies are all holding companies of the Royal Dutch/Shell Group of Companies, the members of which are severally engaged throughout the greater part of the world in oil, natural gas, chemicals, coal and other businesses. This Amendment does not describe these entities as Reporting Persons because as parent companies, The "Shell" Transport and Trading Company and Royal Dutch Petroleum Company do not themselves engage in operational activities and they exercise no material voting influence over the voting or disposition of the securities covered by this Amendment except to the extent that they may have officers and directors in common with the Reporting Persons described above.

         The attached Schedule I is a list of the executive officers and directors of the Reporting Persons which contains the following information with respect to each such Reporting Person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

         None of the Reporting Persons, nor to their knowledge any person listed on Schedule I hereto, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or

                                  SCHEDULE 13D


prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Pursuant to the terms of the Amended and Restated Credit Agreement (the "Credit Agreement"), dated February 17, 2000, among Brigham Oil & Gas, L.P., a Delaware limited partnership (the "Borrower"), certain financial institutions (including Shell Capital) (the "Lenders"), and the Bank of Montreal, as agent for the Lenders (the "Agent"), the Lenders made available to the Borrower a revolving credit facility in an aggregate amount of $75,000,000, conditioned on the satisfaction of certain conditions precedent. The Credit Agreement is included as Exhibit A, which is hereby incorporated by reference. To finance fundings under the Credit Agreement, Shell Capital used funds borrowed from Shell Oil Company.

         As a condition precedent to the funding of the Credit Agreement, the Issuer, the Borrower and Shell Capital entered into an Equity Conversion Agreement (the "Equity Conversion Agreement") dated February 17, 2000, whereby Shell Capital had the right to convert up to $30,000,000 of outstanding debt issued under the Credit Agreement into shares of Common Stock (the "Conversion Shares"), exercisable on or after the 90th day after the date of the Equity Conversion Agreement and only upon the occurrence of certain events as follows (subject to adjustment in accordance with the terms of the Equity Conversion Agreement): (i) the first $10,000,000 of outstanding debt may be converted into Common Stock at $3.90 per share; (ii) the next $10,000,000 to $20,000,000 of outstanding debt may be converted into Common Stock at $6.00 per share; and
(iii) any outstanding debt over $20,000,000 up to $30,000,000 may be converted into Common Stock at $8.00 per share. Upon the conversion of some or all of the outstanding debt into Conversion Shares, the number of Initial Warrant Shares (as defined below) into which the Initial Warrants were convertible pursuant to the First Warrant Agreement (as defined below) would be reduced by the number of Conversion Shares issued to Shell Capital pursuant to such conversion. The Borrower had the right to force the conversion of outstanding debt under the Credit Agreement into shares of Common Stock on or after one year from the date of the Equity Conversion Agreement, subject to specified limitations. The foregoing summary of the Equity Conversion Agreement is qualified in its entirety by reference to Exhibit B, which is hereby incorporated by reference.

         Also as a condition precedent to the funding of the Credit Agreement, the Issuer entered into a Warrant Agreement (the "First Warrant Agreement") with Shell Capital on February 17, 2000. Pursuant to the First Warrant Agreement, the Issuer granted to Shell Capital the warrants (the "Initial Warrants") representing the right to acquire up to 5,480,769 shares of Common Stock of the Issuer (the "Initial Warrant Shares"), exercisable upon the repayment by the Borrower, which repayment meets certain additional conditions, of a certain portion of the debt issued by Shell Capital under the Credit Agreement as follows (subject to adjustment in accordance with the terms of the First Warrant Agreement): (i) 2,564,102 Initial Warrants exercisable at $3.90 per share of Common Stock; (ii) 1,666,667 Initial Warrants exercisable at $6.00 per share of Common Stock; and (iii) 1,250,000 Initial Warrants exercisable at $8.00 per share of Common Stock. The foregoing summary of the First Warrant Agreement is qualified in its entirety by reference to Exhibit C, which is hereby incorporated by reference.

         Pursuant to the terms of the Subordinated Credit Agreement (the "Subordinated Credit Agreement"), dated as of October 31, 2000, among Brigham Oil & Gas, L.P., Shell Capital, as agent, and the lenders signatory thereto (the "Subordinated Lenders"), the Subordinated Lenders made available to the Borrower a subordinated credit facility in an aggregate amount of $20,000,000, conditioned on the satisfaction of certain conditions precedent, to be repaid in fully by October 31, 2005. The foregoing summary of the Subordinated Credit Agreement is qualified in its entirety by reference to Exhibit D, which is hereby incorporated by reference. To finance fundings under the Subordinated Credit Agreement, Shell Capital used funds borrowed from Shell Oil Company.

         As a condition precedent to the funding of the Subordinated Credit Agreement, the Issuer entered into a Warrant Agreement (the "Second Warrant Agreement") with Shell Capital dated as of October 31, 2000. Pursuant to the Second Warrant Agreement, the Issuer granted to Shell Capital warrants (the "Additional Warrants") representing the right to acquire up to 1,250,000 shares of Common Stock of the Issuer (the "Additional Warrant Shares"), exercisable from October 31, 2000 through October 31, 2007 at an exercise price of $3.00 per share of Common Stock (subject to adjustment in accordance with the Second Warrant Agreement). The foregoing summary

                                  SCHEDULE 13D


of the Second Warrant Agreement is qualified in its entirety by reference to Exhibit E, which is hereby incorporated by reference.

         On December 20, 2002, pursuant to the terms of the Exchange Agreement, the Issuer issued 550,000 shares of Common Stock (the "Exchange Shares") to Shell Capital in exchange for (i) the cancellation of the Initial Warrants and the First Warrant Agreement, (ii) the cancellation of the Additional Warrants and the Second Warrant Agreement and (iii) the termination of Shell Capital's rights under the Equity Conversion Agreement. The foregoing summary of the Exchange Agreement is qualified in its entirety by reference to Exhibit F, which is hereby incorporated by reference. Also pursuant to the terms of the Exchange Agreement, Shell Capital and the Issuer entered into a Registration Rights Agreement, dated December 20, 2003, (the "Registration Rights Agreement"), which required the Issuer to register the Exchange Shares for sale under the Securities Act of 1933, as amended, at the request of Shell Capital under certain circumstances. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit G, which is hereby incorporated by reference.

         On September 22, 2003, Shell Capital sold 550,000 shares of Common Stock in a public offering conducted by the Issuer under a registration statement filed by the Issuer with the Securities and Exchange Commission on Form S-2. The Issuer included the shares of Common Stock in such offering pursuant to the terms of the Registration Rights Agreement. The shares were sold at a price to the public of $5.85 per share, generating net proceeds to Shell Capital of $3,024,450, after underwriting discounts.

ITEM 4.    PURPOSE OF THE TRANSACTION

         Shell Capital acquired the Exchange Shares for investment purposes in connection with a restructuring of the Issuer's outstanding long term debt. As condition precedent of the consummation of the transactions set forth under the Exchange Agreement, Shell Capital sold approximately $10,000,000 in outstanding loans under the Credit Agreement to affiliates of Credit Suisse First Boston. Shell Capital sold the Exchange Shares in a registered offering conducted by the Issuer after exercising its right to include the Exchange Shares in such offering pursuant to the Registration Rights Agreement.

         During such time as Shell Capital owned 10% or more of the issued and outstanding Common Stock of the Issuer, Shell Capital had the right to designate one member of the Board of Directors of the Issuer as provided in Section 2.08 of the Equity Conversion Agreement. As a result of the transactions set forth in the Exchange Agreement, Shell Capital no longer has a right to make any designations to the Board of Directors of the Issuer.

         None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule I, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of it subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any other person; (h) any of the Issuer's securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, the Reporting Persons or any of the persons set forth on Schedule I may in the future determine to acquire additional shares of Common Stock.

                                  SCHEDULE 13D


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) Reference is made to the applicable cover page for each Reporting Person for information concerning (i) the number of shares of Common Stock beneficially owned by such Reporting Person, and (ii) the percentage of outstanding Common Stock beneficially owned by such Reporting Person, in each case as of the date of this filing.

         (b) Reference is made to the applicable cover page for each Reporting Person for information concerning beneficial ownership of shares of Common Stock as to which such Reporting Person has sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or to direct the disposition, in each case as of the date of this filing.

         (c) During the past sixty days, none of the Reporting Persons acquired or disposed of beneficial ownership of Common Stock except as described herein.

         (d) Not applicable.

         (e) As a result of the transactions consummated pursuant to the Exchange Agreement, as described under Items 1 and 3 hereof, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on December 20, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See the description of the Credit Agreement and the Subordinated Credit Agreement in Item 3 hereof, and as more fully set forth in Exhibits A and D, respectively. Other than as previously set forth, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule I to this Amendment has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

            EXHIBIT A      Amended and Restated Credit Agreement, dated as of
                           February 17, 2000, among Brigham Oil & Gas, L.P., the
                           Bank of Montreal, as agent, and the lenders
                           (including Shell Capital Inc.) signatory thereto
                           (incorporated herein by reference to Exhibit 10.1 of Form 8-K (Current Report) for the period ending
                           February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29,
                           2000).

            EXHIBIT B      Equity Conversion Agreement, dated as of February 17,
                           2000, among Brigham Oil & Gas, L.P., Brigham
                           Exploration Company and Shell Capital Inc.
                           (incorporated herein by reference to Exhibit 10.6 of Form 8-K (Current Report) for the period ending
                           February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February 29,
                           2000).

            EXHIBIT C      Warrant Agreement, dated as of February 17, 2000,
                           between Brigham Exploration Company and Shell Capital
                           Inc. (incorporated herein by reference to Exhibit
                           10.7 of Form 8-K (Current Report) for the period ending February 17, 2000 and filed by the Issuer with the Securities and Exchange Commission on February
                           29, 2000).

            EXHIBIT D      Subordinated Credit Agreement, dated as of October
                           31, 2000 among Brigham Oil & Gas, L.P., Shell Capital
                           Inc., as agent, and the lenders signatory thereto
                           (the "Subordinated Credit Agreement") (incorporated herein by reference to Exhibit D to Schedule 13D, Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on November 6,
                           2000).

                                  SCHEDULE 13D


            EXHIBIT E      Warrant Agreement, dated as of October 31, 2000,
                           between Brigham Exploration Company and Shell Capital
                           Inc. (incorporated herein by reference to Exhibit E to Schedule 13D, Amendment No. 1 filed by the
                           Reporting Persons with the Securities and Exchange
                           Commission on November 6, 2000).

            EXHIBIT F      Registration Rights Agreement, dated December 20,
                           2002, between Brigham Exploration Company and Shell
                           Capital, Inc. (incorporated herein by reference to Exhibit 10.50 of Form 10-K for the period ending
                           December 31, 2002 and filed by the Issuer with the Securities and Exchange Commission on March 31,
                           2003).

            EXHIBIT G      Exchange Agreement, dated November 21, 2002, between
                           Brigham Exploration Company, Brigham Oil & Gas, L.P.
                           and Shell Capital Inc. (incorporated herein by reference to Exhibit 10.47 of Form 10-K for the period ending December 31, 2002 and filed by the Issuer with the Securities and Exchange Commission on March 31, 2003).

            EXHIBIT H      Joint Filing Agreement dated as of November __, 2000
                           among Shell Capital Inc., Shell Oil Company and Shell
                           Petroleum Inc. (incorporated herein by reference to Exhibit L to Schedule 13D, Amendment No. 1 filed by the Reporting Persons with the Securities and Exchange Commission on November 6, 2000).

                                  SCHEDULE 13D


                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 23, 2003

                                             SHELL CAPITAL INC.

                                             By:      /s/ G. R. HULLINGER
                                                --------------------------------
                                             Name:    G. R. Hullinger
                                             Title:   President


                                             SHELL OIL COMPANY

                                             By:      /s/ G. R. HULLINGER
                                                --------------------------------
                                             Name:    G. R. Hullinger
                                             Title:   Treasurer


                                             SHELL PETROLEUM INC.

                                             By:      /s/ G. R. HULLINGER
                                                --------------------------------
                                             Name:    G. R. Hullinger
                                             Title:   Treasurer

                                  SCHEDULE 13D


                                                                      SCHEDULE I

                               SHELL CAPITAL INC.

                                                             PRESENT PRINCIPAL OCCUPATION OR
        NAME                    BUSINESS ADDRESS                 EMPLOYMENT AND THE NAME              CITIZENSHIP
----------------------    -----------------------------    ------------------------------------    ------------------
DIRECTORS:

G. R. Hullinger           P. O. Box 2463
                          Houston, Texas 77252-2463        Director/Chairman                             U.S.A.

D. J. Palmer              P. O. Box 2463
                          Houston, Texas 77252-2463        Director                                      British

OFFICERS:

G. R. Hullinger           P. O. Box 2463
                          Houston, Texas 77252-2463        President                                     U.S.A.


R. W. Bohan               P. O. Box 2463                   Senior Vice President and General
                          Houston, Texas 77252-2463        Counsel; Director of Legal                    U.S.A.

D. J. Palmer              P. O. Box 2463
                          Houston, Texas 77252-2463        Senior Vice President - Finance               U.S.A.

J. F. Bridgers            P. O. Box 2463                   Senior Vice President and General
                          Houston, Texas 77252-2463        Tax Counsel                                   U.S.A.

G. D. Neill               P. O. Box 2463
                          Houston, Texas 77252-2463        Vice President                                U.S.A.

E.V. Phillips             P. O. Box 2463
                          Houston, Texas 77252-2463        Secretary                                     U.S.A.

S. J. Paul                P. O. Box 2463
                          Houston, Texas 77252-2463        Assistant Secretary                           U.S.A.

                                  SCHEDULE 13D


                                SHELL OIL COMPANY

                                                              PRESENT PRINCIPAL OCCUPATION OR
         NAME                     BUSINESS ADDRESS                EMPLOYMENT AND THE NAME             CITIZENSHIP
------------------------    -----------------------------    ----------------------------------    ------------------
DIRECTORS:

L. L. Elsenhans             P. O. Box 2463
                            Houston, TX 77252-2463           Director/Chairman                          U.S.A.

G. M. Cowan                 P. O. Box 2463
                            Houston, TX 77252-2463           Director                                   British

R. J. Decyk                 P. O. Box 2463
                            Houston, TX 77252-2463           Director                                   U.S.A.

C. A. Lamboley              P. O. Box 2463
                            Houston, TX 77252-2463           Director                                   U.S.A.

OFFICERS:

L. L. Elsenhans             P. O. Box 2463
                            Houston, TX 77252-2463           President                                  U.S.A.

T. T. Coles                 P. O. Box 2463
                            Houston, TX 77252-2463           Vice President and General Tax
                                                             Counsel                                    U.S.A.

G. M. Cowan                 P. O. Box 2463
                            Houston, TX 77252-2463           Vice President Finance and Chief
                                                             Financial Officer                          U.S.A.

R. J. Decyk                 P. O. Box 2463
                            Houston, TX 77252-2463           Vice President Corporate Affairs
                                                             and Senior Vice President Human
                                                             Resources                                  U.S.A.

C. A. Lamboley              P. O. Box 2463
                            Houston, TX 77252-2463           Senior Vice President, General
                                                             Counsel and Corporate Secretary            U.S.A.

G. R. Hullinger             P. O. Box 2463
                            Houston, TX 77252-2463           Treasurer  and Controller                  U.S.A.

W. G. Hougland              1401 Eye Street, N.W.
                            Suite 1030
                            Washington, D.C. 20005           Assistant Secretary                        U.S.A.

K. D. Joseph                P. O. Box 2463
                            Houston, TX 77252-2463           Assistant Secretary                        U.S.A.

S. J. Paul                  P. O. Box 2463
                            Houston, TX 77252-2463           Assistant Secretary                        U.S.A.

E. C. Deal                  P. O. Box 2463
                            Houston, TX 77252-2463           Assistant Controller                       U.S.A.

A. M. Nolte                 P. O. Box 2463
                            Houston, TX 77252-2463           Assistant Treasurer                        U.S.A.

C. K. Potter                P. O. Box 2463
                            Houston, TX 77252-2463           Assistant Treasurer                        U.S.A.

P. M. Dreckman              P. O. Box 2463
                            Houston, TX 77252-2463           Vice President Tax                         U.S.A.

                                  SCHEDULE 13D


                              SHELL PETROLEUM INC.

                                                             PRESENT PRINCIPAL OCCUPATION OR
        NAME                    BUSINESS ADDRESS                 EMPLOYMENT AND THE NAME              CITIZENSHIP
----------------------    -----------------------------    ------------------------------------    ------------------
DIRECTORS:

G. M. Cowan               P. O. Box 8985
                          Wilmington, DE 19899             Director                                     British

R. F. Daniell             P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

L. L. Elsenhans           P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

G. R. Sullivan            P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

V. M. Hanafin             P. O. Box 8985
                          Wilmington, DE 19899             Director                                     British

M. F. Keeth               P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

V. S. Martinez            P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

A. Y. Noojin              P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

R. M. Restucci            P. O. Box 8985
                          Wilmington, DE 19899             Director                                     U.S.A.

J. Van der Veer           P. O. Box 8985
                          Wilmington, DE 19899             Director and Chairman                        Dutch

Sir Philip B. Watts       P. O. Box 8985
                          Wilmington, DE 19899             Director and Chairman                        English

OFFICERS:

L. L. Elsenhans           P. O. Box 8985
                          Wilmington, DE 19899             President and CEO                            U.S.A.

T. T. Coles               P. O. Box 8985
                          Wilmington, DE 19899             Vice President - Tax                         U.S.A.

G. M. Cowan               P. O. Box 8985
                          Wilmington, DE 19899             Vice President Finance and Chief
                                                           Financial Officer                            U.S.A.

C. A. Lamboley            P. O. Box 8985
                          Wilmington, DE 19899             General Counsel and Corporate
                                                           Secretary                                    U.S.A.

G. R. Hullinger           P. O. Box 8985
                          Wilmington, DE 19899             Controller and Treasurer                     U.S.A.

A. M. Nolte               P. O. Box 8985
                          Wilmington, DE 19899             Assistant Treasurer                          U.S.A.

L. W. Sutherland          P. O. Box 8985
                          Wilmington, DE 19899             Assistant Controller                         U.S.A.

K. D. Joseph              P. O. Box 8985
                          Wilmington, DE 19899             Assistant Secretary                          U.S.A.